Exhibit 99.1

Notice Concerning UBIC’s Debt Refinancing

NEW YORK, November 30, 2015 (GLOBE NEWSWIRE) — UBIC, Inc. (Nasdaq: UBIC) (TSE:2158) (“UBIC” or “the Company”), a leading provider of artificial intelligence (AI)-based big data analysis services, announced today its decision on November 30, 2015 to implement a refinancing of short term borrowings as follows:

1. Reason for the Loans

On July 31, 2015, UBIC completed the acquisition of EvD, Inc. as announced on the same day in the Company’s press release entitled, “Matters Regarding UBIC’s Acquisition of Shares of EvD, Inc. (to Become Our Subsidiary)”, financed by short-term loans from The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Sumitomo Mitsui Banking Corporation that were announced on July 27, 2015 in the Company’s press release entitled: “Matters Regarding Debt Finance”.

The Company has decided to implement a refinancing with long-term loans from The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Sumitomo Mitsui Banking Corporation as part of a loan program through the JBIC (Japan Bank for International Cooperation) that supports the investments of Japanese companies in foreign countries.

The Company expects that this stable source of funding from the refinancing will strengthen the Company’s financial status.

2. Summary of the Loans

(1) Lenders:	The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Sumitomo Mitsui Banking Corporation
(2) Total Amount To Be Borrowed:	$20,440,000 USD and ¥1,706,000,000 JPY
(3) Borrowing Dates:	December 24, 2015, and August 30, 2016
(4) Repayment Date:	December 24, 2020

3. Prospects in the Future

The impact of the contents of this news release on the Company’s consolidated results ending in March 2016 is minor. The Company will make a further announcement promptly if it finds it has material impact on the results.

About UBIC, Inc.

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its technology, “KIBIT”. UBIC’s KIBIT technology is driven by UBIC AI based on knowledge acquired through its litigation support services. The KIBIT incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. UBIC continues to expand its business operations by applying KIBIT to new fields such as healthcare and marketing.

UBIC was founded in 2003 as a provider of e-discovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation. UBIC provides e-discovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubic-global.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the

“safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services. Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

CONTACT: Investor Relations Contact:

UBIC, Inc. (North America)

Tel: +1 646-308-1561

Email: ir@ubicna.com